                                  Exhibit(g)

                                                                      EXHIBIT G

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and
Board of Directors of
United Foods, Inc.

     We have audited the accompanying balance sheets of United Foods, Inc. as of February 28, 1997 and February 29, 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Foods, Inc. at February 28, 1997 and February 29, 1996, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 1997 in conformity with generally accepted accounting principles.


                                                S/ BDO Seidman, LLP


Memphis, Tennessee
April 4, 1997

                               UNITED FOODS, INC.
                                 BALANCE SHEETS



                                                         FEBRUARY 28 OR 29,
                                                    ---------------------------
                      ASSETS                             1997           1996
--------------------------------------------------  ------------   ------------
CURRENT:
 Cash and cash equivalents.........................  $  3,772,000   $  1,029,000
 Trade accounts receivable, less allowance of
   $308,000 and $260,000 for possible losses (Notes
   1 and 3)........................................    17,533,000     14,502,000

 Inventories (Notes 2 and 3).......................    36,694,000     43,099,000

 Prepaid expenses and miscellaneous................     3,871,000      4,592,000

 Deferred income taxes (Note 5)....................     1,255,000        777,000
                                                     ------------   ------------

   TOTAL CURRENT ASSETS............................    63,125,000     63,999,000
                                                     ------------   ------------
PROPERTY AND EQUIPMENT (Notes 3 and 7):
 Land and land improvements........................     8,846,000      8,965,000

 Buildings.........................................    21,060,000     21,039,000

 Machinery and equipment...........................    91,942,000     92,536,000
                                                     ------------   ------------

                                                      121,848,000    122,540,000

 Less accumulated depreciation and amortization....   (67,210,000)   (60,204,000)
                                                     ------------   ------------

   NET PROPERTY AND EQUIPMENT......................    54,638,000     62,336,000
                                                     ------------   ------------

OTHER ASSETS......................................      1,345,000      1,853,000
                                                     ------------   ------------

                                                     $119,108,000   $128,188,000
                                                     ============   ============

               See accompanying summary of accounting policies

                                                                                FEBRUARY 28 OR 29,
                                                                       ---------------------------------
              LIABILITIES AND STOCKHOLDERS' EQUITY                           1997               1996
----------------------------------------------------------------       ---------------       -----------

CURRENT LIABILITIES:
 Accounts payable...............................................           $11,982,000       $11,092,000
 Accruals:
   Compensation and related taxes...............................             2,656,000         2,816,000
   Pension contributions (Note 8)...............................               726,000           550,000
   Income taxes (Note 5)........................................               328,000           206,000
   Workers' compensation claims (Note 9)........................               849,000         1,144,000
   Interest.....................................................               437,000           665,000
   Miscellaneous................................................               637,000           695,000
 Current maturities of long-term debt (Notes 3 and 8)...........             4,772,000         4,667,000
                                                                       ---------------  ----------------

      TOTAL CURRENT LIABILITIES.................................            22,387,000        21,835,000

LONG-TERM DEBT, less current maturities (Notes 3 and 8).........            36,244,000        46,650,000
DEFERRED INCOME TAXES (Note 5)..................................             5,021,000         5,169,000
                                                                       ---------------  ----------------
      TOTAL LIABILITIES.........................................            63,652,000        73,654,000
                                                                       ---------------  ----------------
COMMITMENTS AND CONTINGENCIES (Notes 4, 8, and 9)

STOCKHOLDERS' EQUITY (Notes 4 and 6):
 Preferred stock, $1 par - shares authorized, 10,000,000........                     -                 -
 Common stock, Class A, $1 par (one-tenth vote per share when
   Class A and B vote together, elects 25% of Board), shares
   authorized 12,000,000 and 25,000,000; issued 5,116,075 and
   7,649,457....................................................             5,116,000         7,650,000
 Common stock, Class B, $1 par, convertible into Class A on a share for share basis (elects 75% of Board) - shares authorized
   6,000,000 and 10,000,000; issued 5,693,854 and 7,096,180.....             5,694,000         7,096,000
 Additional paid-in capital.....................................             2,463,000         8,644,000

 Retained earnings (Note 3).....................................            42,183,000        41,261,000
                                                                       ---------------  ----------------

                                                                            55,456,000        64,651,000

 Treasury stock, at cost, 3,935,708 shares at February 29, 1996.                     -       (10,117,000)
                                                                       ---------------  ----------------

      TOTAL STOCKHOLDERS' EQUITY................................            55,456,000        54,534,000
                                                                       ---------------  ----------------

                                                                          $119,108,000      $128,188,000
                                                                       ===============  ================

and notes to financial statements.

                               UNITED FOODS, INC.
                            STATEMENTS OF OPERATIONS




                                                       YEAR ENDED FEBRUARY 28 OR 29,
                                                 ------------------------------------------
                                                     1997           1996           1995
                                                 ------------   ------------   ------------

NET SALES AND SERVICE REVENUES.................  $195,820,000   $191,714,000   $190,256,000
COST OF SALES AND SERVICES.....................   159,120,000    155,343,000    148,760,000
                                                 ------------   ------------   ------------

  Gross profit.................................    36,700,000     36,371,000     41,496,000

SELLING, ADMINISTRATIVE AND GENERAL............    32,028,000     33,457,000     34,512,000
  EXPENSES                                       ------------   ------------   ------------

  Operating income.............................     4,672,000      2,914,000      6,984,000
                                                 ------------   ------------   ------------
OTHER INCOME (EXPENSE):
  Interest expense.............................    (3,871,000)    (3,976,000)    (2,831,000)
  Miscellaneous income (expense), net..........       707,000         28,000       (176,000)
                                                 ------------   ------------   ------------

   Total other income (expense), net...........    (3,164,000)    (3,948,000)    (3,007,000)
                                                 ------------   ------------   ------------

   Income (loss) before taxes on income (benefit)   1,508,000     (1,034,000)     3,977,000

TAXES ON INCOME  (BENEFIT) (Note 5)............       586,000       (374,000)     1,575,000
                                                 ------------   ------------   ------------

NET INCOME (LOSS)..............................  $    922,000   $   (660,000)  $  2,402,000
                                                 ------------   ------------   ------------
EARNINGS (LOSS) PER SHARE (Note 6):
  Net income (loss)............................  $       0.08   $      (0.06)  $       0.19
                                                 ============   ============   ============

    See accompanying summary of accounting policies and notes to financial statements

                               UNITED FOODS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY




                                      COMMON STOCK - CLASS A     COMMON STOCK - CLASS B
                                     ------------------------   ------------------------
                                       SHARES        AMOUNT       SHARES       AMOUNT
                                     ----------   -----------   ----------   -----------

Balance, February 28, 1994.........   7,647,832   $ 7,648,000    7,097,805   $ 7,098,000

Net income for the year............           -             -            -             -

Exchange of Class B common stock
 for Class A common stock..........         100             -         (100)            -
Purchase of treasury stock (Note 6)           -             -            -             -
Exercise of options................           -             -            -             -
                                     ----------   -----------   ----------   -----------

Balance, February 28, 1995.........   7,647,932     7,648,000    7,097,705     7,098,000

Net loss for the year..............           -             -            -             -
Exchange of Class B common stock
 for Class A common stock..........       1,525         2,000       (1,525)       (2,000)
Purchase of treasury stock (Note 6)           -             -            -             -
Exercise of options................           -             -            -             -
                                     ----------   -----------   ----------   -----------

Balance, February 29, 1996.........   7,649,457     7,650,000    7,096,180     7,096,000


Net income for the year............           -             -            -             -
Exchange of Class B common stock
 for Class A common stock..........       6,000         6,000       (6,000)       (6,000)
Retirement of treasury stock (Note
 6)................................  (2,539,382)   (2,540,000)  (1,396,326)   (1,396,000)
                                     ----------   -----------   ----------   -----------

Balance, February 28, 1997.........   5,116,075   $ 5,116,000    5,693,854   $ 5,694,000
                                     ==========   ===========   ==========   ===========


                                       18
               See accompanying summary of accounting policies

                                    TREASURY STOCK
                               -------------------------
  ADDITIONAL       RETAINED
PAID-IN CAPITAL    EARNINGS      SHARES        AMOUNT         TOTAL
---------------  -----------   ----------   ------------   -----------
     $8,693,000  $39,519,000    1,875,062   $ (5,339,000)  $57,619,000

              -    2,402,000            -              -     2,402,000

              -            -            -              -             -
              -            -    1,083,077     (2,588,000)   (2,588,000)
         (6,000)           -       (5,000)        13,000         7,000
---------------  -----------   ----------   ------------   -----------

      8,687,000   41,921,000    2,953,139     (7,914,000)   57,440,000

              -     (660,000)           -              -      (660,000)

              -            -            -              -             -
              -            -    1,012,569     (2,284,000)   (2,284,000)
        (43,000)           -      (30,000)        81,000        38,000
---------------  -----------   ----------   ------------   -----------

      8,644,000   41,261,000    3,935,708    (10,117,000)   54,534,000

              -      922,000            -              -       922,000

              -            -            -              -             -
     (6,181,000)           -   (3,935,708)    10,117,000             -
---------------  -----------   ----------   ------------   -----------

     $2,463,000  $42,183,000            -   $          -   $55,456,000
===============  ===========   ==========   ============   ===========

and notes to financial statements.

                               UNITED FOODS, INC.
                            STATEMENTS OF CASH FLOWS




                                                      YEAR ENDED FEBRUARY 28 OR 29,
                                                  --------------------------------------
                                                     1997         1996          1995
                                                  ----------   -----------   -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)............................... $  922,000   $  (660,000)  $ 2,402,000
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation...................................  7,859,000     7,362,000     6,637,000
  Provision for losses on accounts receivable....     60,000        43,000        20,000
  Loss (gain) on disposal of property and
   equipment.....................................   (314,000)      (34,000)      475,000
  Loss (recovery) of write down on property held

   for disposal..................................   (212,000)            -       300,000
  Deferred income taxes..........................   (626,000)     (943,000)     (292,000)

  Change in operating assets and liabilities:
   Accounts and notes receivable................. (3,091,000)      783,000    (1,378,000)
   Inventories...................................  6,405,000    (2,735,000)   (4,957,000)
   Refundable income taxes.......................          -             -       959,000
   Prepaid expenses and miscellaneous............    721,000       469,000      (695,000)
   Other assets..................................    508,000       716,000       228,000
   Income taxes payable..........................    122,000      (536,000)      600,000
   Accounts payable and accruals.................    485,000     1,407,000     2,237,000
  Changes in net assets of discontinued operations         -        18,000       211,000
                                                  ----------   -----------   -----------

     Net cash provided by operating activities... 12,839,000     5,890,000     6,747,000
                                                  ----------   -----------   -----------

 CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...........................   (693,000)  (12,064,000)  (11,031,000)
  Proceeds from sale of property and equipment...    898,000        58,000       443,000
                                                  ----------   -----------   -----------
     Net cash provided (used) by investing
      activities.................................    205,000   (12,006,000)  (10,588,000)
                                                  ==========   ===========   ===========


                                       20
    See accompanying summary of accounting policies and notes to financial statements.

                               UNITED FOODS, INC.
                            STATEMENTS OF CASH FLOWS
                                  (CONCLUDED)




                                                    YEAR ENDED FEBRUARY 28 OR 29,
                                              ------------------------------------------
                                                  1997           1996           1995
                                              ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term borrowings.........  $ 14,884,000    $ 1,169,000    $ 1,073,000
 Exercise of stock options..................             -         38,000          7,000
 Net (repayments) borrowings under line of
  credit agreement..........................   (20,095,000)    12,209,000      6,386,000
 Reduction of long-term debt................    (5,090,000)    (4,439,000)    (4,581,000)
 Purchase of treasury stock.................             -     (2,284,000)    (2,588,000)
                                              ------------   ------------   ------------
   Net cash provided (used) by financing
    activities..............................   (10,301,000)     6,693,000        297,000
                                              ------------   ------------   ------------

NET INCREASE (DECREASE) IN CASH FOR THE YEAR     2,743,000        577,000     (3,544,000)

CASH AND CASH EQUIVALENTS, beginning of year     1,029,000        452,000      3,996,000
                                              ------------    ------------   ------------
CASH AND CASH EQUIVALENTS, end of year......  $  3,772,000    $ 1,029,000    $   452,000
                                              ------------    -----------    -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

 Interest...................................  $  3,690,000    $ 3,452,000    $ 2,706,000

 Income taxes...............................  $  1,084,000    $ 1,157,000    $ 1,169,000

Non-cash investing and financing activities:

 In September 1995, the Company purchased the facility it was previously leasing in Santa
   Maria, California for $8,000,000, financed with mortgage notes (Note 3).

 Capital expenditures of $160,000 and $310,000 are included in accounts payable at February 29 or 28, 1996 and 1995, respectively.


                                       21
    See accompanying summary of accounting policies and notes to financial statements.

                               UNITED FOODS, INC.
                         SUMMARY OF ACCOUNTING POLICIES


LINES OF BUSINESS

     The Company is principally engaged in the growing, processing, marketing and distribution of food products, primarily frozen vegetables and fresh mushrooms.

     Food products are distributed for resale in the retail market directly to large national grocery chains and through food brokers to numerous independent food stores located throughout the United States, both under the Company's brand name and under buyers' labels, and to military commissaries in the United States and overseas under the Company's brand name.

     The Company also sells certain of its food products, directly and through food brokers, to institutions located throughout the United States, such as restaurants, schools, hospitals, hotels, and federal and state government agencies.

     The Company is currently operating six owned facilities in California, Oregon, Tennessee and Utah. Although production varies with the seasons at the respective frozen vegetable plants, all the facilities operate during a substantial part of the year. In addition, the Company purchases and sells certain products under reciprocal supply agreements with other food processors.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company classifies cash on hand, savings and checking accounts and short-term investments with initial maturities of less than 90 days as cash equivalents.

INVENTORY VALUATION

     Substantially all of the Company's inventories are valued at the lower of cost (first-in, first-out) or market. Market for finished goods is based on net realizable value; raw materials and growing crops are based on replacement cost.

PROPERTY, EQUIPMENT, DEPRECIATION AND AMORTIZATION

     Property and equipment are stated at cost. Depreciation and amortization on property and equipment are computed principally on the straight-line method for financial reporting purposes over the following estimated useful lives:

 DESCRIPTION                                    YEARS
------------                                    -----
Buildings...................................    5-60
Machinery and equipment.....................    3-13

     For income tax purposes, depreciation on property and equipment is computed primarily on accelerated methods.

     The Company continually reviews plant and equipment to determine that the carrying values have not been impaired.

                               UNITED FOODS, INC.
                         SUMMARY OF ACCOUNTING POLICIES
                                  (CONTINUED)



REVENUE RECOGNITION

     Sales and related cost of sales are recognized primarily upon shipment of products.

PRODUCT INTRODUCTION AND MARKETING COSTS

     In connection with the introduction of new product lines or the expansion of its market position in the United States, the Company historically deferred and amortized product introduction and related costs over a twelve-month period. In February 1997, the Company began expensing such costs in the period incurred due to the increasingly competitive nature of the industry which has resulted in the inability to reasonably estimate the period benefited by these costs. The effect of this change was to decrease after-tax net income for the year ended February 28, 1997, by $551,000.

PENSION PLANS

     The Company has separate defined contribution pension plans for hourly non-clerical employees and for salaried and hourly clerical employees. The Company funds pension costs as accrued. See Note 8 - Other Benefit Plans.

TAXES ON INCOME

     The Company provides for estimated income taxes payable or refundable on current year income tax returns and for the estimated future tax effects attributable to temporary differences and carryforwards. Measurement of deferred income taxes is based on enacted tax laws and tax rates, with the measurement of deferred income tax assets being reduced by estimated amounts of tax benefits not likely to be realized.

STOCK OPTIONS

     Stock options have been granted to certain key employees at the prevailing market price on the date of the grant. Proceeds from the sale of unissued common stock under these options are credited to common stock and additional paid-in capital at the time the options are exercised. If treasury stock is issued, the Company credits cost of treasury stock and charges additional paid-in capital for the excess of cost over the option price. The Company makes no charge to earnings with respect to these options. See Note 8 - Other Benefit Plans.

EARNINGS PER SHARE

     Earnings per share are based on the weighted average number of common shares outstanding during each year. Common stock equivalents in the form of stock options are also considered in the computation when the effect is dilutive.

                               UNITED FOODS, INC.
                         SUMMARY OF ACCOUNTING POLICIES
                                  (CONCLUDED)




NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). This statement simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings Per Share," as the presentation of primary and fully-diluted EPS is replaced with Basic and Diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     FAS 128 is effective for financial statements issued for periods ending after December 15, 1997. The Company will adopt FAS 128 in financial statements issued for the year ending February 28, 1998. If the provisions of FAS 128 had been applied to the year ended February 28, 1997, estimated Basic EPS and Diluted EPS would have been $.08.

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS



NOTE 1.  RECEIVABLES

     Activity in the allowance for possible losses is summarized as follows:


                                           YEAR ENDED FEBRUARY 28 OR 29,
                                         ---------------------------------
                                           1997        1996        1995
                                         ---------   ---------   ---------

Balance at beginning of year...........   $260,000    $235,000    $215,000
Charged to expense.....................     60,000      43,000      21,565
Balances written off, net of recoveries    (12,000)    (18,000)     (1,565)
                                         ---------   ---------   ---------

Balance at end of year.................   $308,000    $260,000    $235,000
                                         =========   =========   =========

NOTE 2.  INVENTORIES

     Inventories are summarized as follows:

                              FEBRUARY 28 OR 29,
                          --------------------------
                               1997          1996
                          ------------  ------------
Finished products.......   $30,807,000   $36,863,000
Raw materials...........     2,525,000     3,129,000
Growing crops...........     2,111,000     1,948,000
Merchandise and supplies     1,251,000     1,159,000
                          ------------  ------------

                           $36,694,000   $43,099,000
                          ============  ============

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 3.  LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                          FEBRUARY 28 OR 29,
                                                      --------------------------
                                                          1997          1996
                                                      -----------   ------------
6.97% term note, payable in quarterly installments
  of $643,000, plus interest, through July 1999,
  collateralized by certain trade receivables,
  inventory, farms and equipment located in
  California, Oregon and Utah (approximate carrying
  value of $8,000,000)............................... $ 6,429,000   $ 9,000,000

9.10% term note, payable in monthly installments of
  $194,000 through March 1998, and $148,000
  thereafter, including interest, through March 2007,
  collateralized by certain real estate and equipment
  located in Bells, Tennessee (approximate carrying
  value of $27,100,000)..............................  15,000,000     8,965,000

9.25% term notes, payable in monthly installments
  of $82,000, including interest, through October
  2010, collateralized by certain real estate and
  equipment located in California (approximate
  carrying value of $7,300,000)......................   7,649,000     7,916,000

8.98% term note, payable in monthly installments of
  $61,000, including interest, through January 2007,
  collateralized by certain real estate and equipment
  located in Ogden, Utah (approximate carrying value
  of $1,900,000).....................................   6,000,000             -

6.48% term note, payable in quarterly installments
  of $179,000, plus interest, through October 1999,
  collateralized by certain real estate and equipment
  located in West Tennessee (approximate carrying
  value of $1,300,000)...............................   1,403,000     2,427,000

$18 million revolving credit note payable to bank
  ($23,000,000 in 1996), collateralized by certain
  trade receivables and inventories; borrowing limit
  $18,000,000, due June 1999, with interest at the
  bank's prime rate (8.25% at February 28, 1997)
  (approximate carrying value of $45,400,000)........           -    17,095,000

$3 million revolving credit note payable to bank,
  collateralized by certain trade receivables,
  inventory, farms and equipment located in
  California, Oregon and Utah, due August 1999, with
  interest at 1.3% over the Term Federal Funds rate
  (6.3% at February 28, 1997) (approximate carrying
  value of $7,400,000)...............................           -     3,000,000

Deferred compensation agreements and miscellaneous
  notes, with interest at prime (8.25% at February
  28, 1997) (Note 8).................................   4,535,000     2,914,000
                                                      -----------   -----------

Totals...............................................  41,016,000    51,317,000

Less current maturities..............................  (4,772,000)   (4,667,000)
                                                      -----------   -----------

Long-term debt, less current maturities.............. $36,244,000   $46,650,000
                                                      ===========   ===========

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 3.  LONG-TERM DEBT (CONTINUED)

     Principal payments required to be made for each of the next five fiscal years and thereafter are summarized as follows:


1998............................................    $ 4,772,000
1999............................................      4,427,000
2000............................................      2,508,000
2001............................................      1,333,000
2002............................................      1,454,000
After 2002......................................     26,522,000
                                                   ------------

Total...........................................    $41,016,000

     In January 1997, the Company modified the 9.10% term loan. The modification lowered the interest rate from 10.00%, extended the term to March 2007, and increased the principal amount of the note to $15,000,000.

     The terms of various notes include certain negative covenants which provide for, among other things, restrictions relating to the maintenance of minimum levels of working capital and equity, payment of dividends and the incurrence of additional indebtedness. Under the most restrictive of these provisions, retained earnings of $35,302,000 is restricted at February 28, 1997.

NOTE 4.  COMMON STOCK

     Each Class B common share is convertible into one share of Class A common stock at the holders' election. Holders of the Class A common stock are entitled to a preference dividend of $.025 per share for any quarter and each preceding quarter of the Company's fiscal year before the holders of the Class B common stock are entitled to any regular cash dividend. With respect to election of directors, holders of Class A common stock are entitled to elect 25% of the directors, and holders of Class B common stock are entitled to elect the remaining directors. On matters requiring the classes to vote together, the Class A holders are entitled to 1/10 vote per share and holders of Class B common stock are entitled to one vote per share.

     The Company has an incentive stock option plan for granting key employees options to purchase shares of the Company's Class A common stock. The exercise price of the incentive stock options is the fair market value of the Class A common stock on the date the option is granted. Options are exercisable upon issuance and expire up to ten years from the date granted. See Note 8 - Other Benefit Plans.

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 4.  COMMON STOCK (CONTINUED)

     Class A common shares reserved for issuance of options and unexercised outstanding options were as follows:


                                NUMBER OF          OPTION PRICE
                                  SHARES             PER SHARE
                                ---------          ------------
Outstanding, February 28, 1994   924,384              $1.25

Exercised.....................    (5,000)              1.25
                                --------
Outstanding, February 28, 1995   919,384               1.25

Exercised.....................   (30,000)              1.25
                                --------
Outstanding, February 29, 1996   889,384               1.25

Cancelled.....................   (10,000)              1.25
                                --------
Outstanding, February 28, 1997   879,384               1.25
                                ========

     All of the options outstanding expire in December 1997. The holders of the 829,384 options agreed not to exercise their options and the remaining 50,000 options will expire in April 1997 if not exercised by a former employee.

     At February 28, 1997, 77,616 options are available for grant under the incentive stock option plan.

NOTE 5.  TAXES ON INCOME

     The components of income tax expense (benefit) are as follows:


                                  YEAR ENDED FEBRUARY 28 OR 29,
                              ------------------------------------
                                 1997         1996         1995
                              ----------   ----------   ----------
Current:
 Federal....................  $1,006,000    $ 498,000   $1,625,000
 State......................     206,000       71,000      242,000
                              ----------   ----------   ----------
                               1,212,000      569,000    1,867,000
                              ----------   ----------   ----------
Deferred:
 Federal....................    (502,000)    (868,000)    (261,000)
 State......................    (124,000)     (75,000)     (31,000)
                              ----------   ----------   ----------
                                (626,000)    (943,000)    (292,000)
                              ----------   ----------   ----------
Income tax expense (benefit)  $  586,000    $(374,000)  $1,575,000
                              ==========   ==========   ==========

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 5.  TAXES ON INCOME (CONTINUED)

     The components of the net deferred income tax assets and liabilities consist of the following:


                                                  FEBRUARY 28 OR 29,
                                             ---------------------------
                                                 1997           1996
                                             ------------   ------------

Deferred tax assets:
 Net operating loss carryforwards..........  $          -   $    766,000
 Jobs and other tax credit carryforwards...     3,399,000      3,445,000
 Inventory overhead adjustment.............       466,000        659,000
 Accrued vacation..........................       458,000        475,000
 Deferred compensation.....................     1,699,000      1,072,000
 Other.....................................       661,000        799,000
                                             ------------   ------------

Total deferred income tax assets...........     6,683,000      7,216,000
                                             ------------   ------------

Deferred income tax liabilities:
 Fixed asset basis difference..............   (10,334,000)   (10,873,000)
 LIFO spread adjustment....................             -       (313,000)
 Product introduction allowances...........             -       (254,000)
 Other.....................................      (115,000)      (168,000)
                                             ------------   ------------

Total deferred income tax liabilities......   (10,449,000)   (11,608,000)
                                             ------------   ------------

Net deferred income tax liabilities........    (3,766,000)    (4,392,000)
Current deferred income tax asset..........     1,255,000        777,000
                                             ------------   ------------

Net long-term deferred income tax liability  $ (5,021,000)  $ (5,169,000)
                                             ============   ============

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 5.  TAXES ON INCOME (CONTINUED)

     The effective tax rate on income before taxes on income is different from the federal statutory tax rate. The following summary reconciles taxes at the federal statutory tax rate with the effective rate:


                                                        YEAR ENDED FEBRUARY 28 OR 29,
                                                      ---------------------------------
                                                        1997         1996        1995
                                                       PERCENT      PERCENT     PERCENT
                                                      ---------   ---------   ---------
Taxes on income at statutory rate..................        34.0        34.0        34.0
Increase (reduction) resulting from:
  State income taxes, net of federal tax benefit            2.2         0.3         3.5
  Fuels and jobs tax credits.......................        (3.3)        3.2        (1.0)
  Other items......................................         5.9        (1.3)        3.1
                                                      ---------   ---------   ---------

Taxes on income (benefit) at effective rate........        38.8        36.2        39.6
                                                      =========   =========   =========

NOTE 6.  EARNINGS PER SHARE AND CAPITAL STOCK

     Earnings per share of common stock and common stock equivalents have been computed using 11,077,372 shares in 1997, 11,470,173 shares in 1996, and 12,480,161 shares in 1995, which represent the weighted average number of shares of Class A and Class B common stock required to be recognized during the respective periods. The effect of shares issuable under the stock option plan was excluded for 1996 as the effect would be anti-dilutive, and were included in computing the weighted average number of shares for 1995 and 1997. The effect was included in 1997 due to the fact that the agreements to allow options to expire were not signed until late February 1997.

     In August 1996, the Company amended its certificate of incorporation to reduce the number of authorized shares of Class A and Class B Common Stock to 12,000,000 and 6,000,000 shares, respectively. As a result of this amendment, the Company retired 2,539,382 and 1,396,326 Treasury shares of the Company's Class A and Class B Common Stock, respectively.

     In May 1994, the Company commenced a tender offer, which was completed in June 1994, to repurchase 956,401 shares of Class A and 126,674 shares of Class B common stock at a cost of $2.25 per share, plus expenses of approximately $150,000. In November 1995, the Company purchased 831,169 shares of Class A and 181,400 shares of Class B common stock at a cost of $2.25 per share, plus expenses of approximately $5,000. The Company funded the purchases of these shares from borrowings under a $23,000,000 revolving credit facility, which was reduced to $18,000,000 effective February 1997.

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


NOTE 7.  LEASES

     The Company leases certain property, including land used in farming operations, and equipment under noncancellable leases which expire at various dates to 2013. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

     The future minimum lease payments required under operating leases that have initial or remaining noncancellable terms in excess of one year were as follows:

YEAR ENDING FEBRUARY 28 OR 29,
------------------------------
1998..........................   $ 2,638,000
1999..........................     2,350,000
2000..........................     2,241,000
2001..........................     2,173,000
2002..........................     1,391,000
After 2002....................     3,068,000
                                ------------
Total minimum lease payments..   $13,861,000

     Rent expense under operating leases amounted to $3,552,000, $4,066,000 and $4,212,000 for the years ended February 28, 1997, February 29, 1996 and February 28, 1995, respectively.

     Certain leases contain renewal options and some have purchase options, and generally provide that the Company shall pay for insurance, taxes and maintenance.

NOTE 8.  EMPLOYEE BENEFIT PLANS

PENSION PLANS

     The Company has a defined contribution pension plan for hourly non-clerical employees. Contributions to the plan are based upon hours worked during the plan year and participants may make voluntary contributions to the plan of up to 10% of their compensation (as defined). The Company pays all administrative expenses related to the plan. Costs of the plan charged to operations for fiscal 1997, 1996 and 1995 amounted to approximately $463,000, $492,000, and $445,000, respectively.

     The Company also provides either an unfunded management retirement compensation plan or a funded defined contribution pension plan for salary and hourly clerical employees. Company contributions to the plans are discretionary but may not exceed 15% of participants' compensation. Participants may make voluntary contributions up to 10% and 25% of their compensation (as defined) to the funded and unfunded plans, respectively. Costs of these plans charged to operations for fiscal 1997 and 1995 amounted to approximately $94,000 and $317,000, respectively. No costs were charged to operations for fiscal 1996.

INCENTIVE PLANS

     The Company has an incentive compensation plan which covers 37 key employees. The costs of the plan are computed in accordance with a formula which incorporates return on average assets and return on equity. Costs of the plan charged to operations for fiscal 1997, 1996 and 1995 were approximately $241,000, $126,000 and $484,000, respectively.

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 8.  EMPLOYEE BENEFIT PLANS (CONTINUED)

OTHER BENEFIT PLANS

     The Company also has two deferred compensation plans which permit directors and certain management employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The salaries, which have been deferred since the inception of the plans, have been accrued and the primary expense, other than salaries, related to these plans is interest on the deferred amounts. Interest is calculated at prime (8.25% at February 28, 1997). Interest expense during fiscal 1997, 1996 and 1995 includes $175,500, $139,700 and $69,900, respectively, related to these plans.

     In February 1997, the Company adopted a non-contributory, unqualified supplemental retirement plan for management employees, whereby an amount specified by the board of directors is held in a deferred compensation account for each covered employee to be paid either in a lump sum or in approximate equal installments over ten years at the date of such employee's retirement from the Company. The board of directors specified that each management employee currently holding the Company's incentive stock options be offered the alternative of receiving deferred compensation under the plan in an amount equal to $1 for each unexercised stock option currently held. Any employee electing to so participate was required to agree not to exercise the related options through the option expiration date in December 1997. As of February 28, 1997, employees holding 829,384 options had elected to participate in this new deferred compensation plan, resulting in a charge to operations of $829,384.


     During fiscal 1995, the Company approved a non-contributory, unqualified supplemental retirement plan for eight officers whereby a calculated amount is held in a deferred salary account for each covered officer. The calculation provides an amount sufficient to adjust the officers' annual United Foods, Inc.-sourced after income tax earnings for 1993 and each year thereafter to the level it would have been using 1992 federal tax rates, assuming standard deductions and no other income. The deferred salary will be paid in approximate equal installments over ten years at the later of such officer's date of disability as defined, termination from the Company, or 65th birthday. The expense for this plan in fiscal 1997, 1996 and 1995 was $330,000, $378,400 and $522,900, respectively.

     The Company has included $4,435,000 and $2,780,000 in long-term debt at February 28, 1997 and February 29, 1996, respectively, to reflect its liability under these unfunded plans.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

A.  SALES AND MAJOR CUSTOMER

     A large part of the Company's sales are made in the retail market and a significant proportion of the retail grocery trade in the United States is concentrated in the hands of national grocery chains. As such, a large part of the Company's revenue is derived from sales to these chains. Sales to one of the Company's customers totaled $22,328,000, $20,977,000 and $21,370,000, representing 11.4%, 10.9% and 11.2% of total Company revenues in 1997, 1996 and 1995, respectively. Competition results in changes in the Company's customer base over time and it is, therefore, possible that the Company may lose one or more of its largest customers over time and, as a result, operations could be materially impacted.

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)



NOTE 9.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

B.  PRODUCT PROCUREMENT AND AVAILABILITY

     Crops have seasonal features and availability is subject to unpredictable changes in growing conditions that are inherent in the agriculture industry. The Company bears part of the growing risks and all of the processing and marketing risks associated with its agricultural products. Weather abnormalities and other adverse growing conditions sometimes result in substantial reductions in the annual volumes processed in the Company's plants. When this occurs, the Company may have to procure raw and processed vegetables from alternative sources at higher than expected costs and the reduced volume of vegetables processed in the Company's plants results in increased unit costs. When growing conditions result in yields that exceed expectations, the Company will generally pack only volumes required by anticipated demand through the next pack season. Additionally, selling prices are impacted by industry-wide production and inventory levels. Bumper crops and resulting increased inventory levels will tend to decrease average selling prices, while crop shortages will generally result in increased selling prices.

C.  LEGAL PROCEEDINGS

     There are several lawsuits against the Company on a variety of matters. While it is not feasible to predict the ultimate outcome of these matters with certainty, based on evaluations of the facts and on advice of counsel handling the defense of these matters, the Company does not believe their outcome will, in the aggregate, have a material adverse effect on its financial position or its results of operations.

D.  SUPPLY AGREEMENTS

     The Company has entered into two multi-year reciprocal supply agreements with other food processing companies. Through these agreements the Company procures frozen vegetables to meet production and inventory requirements. Also, the Company sells frozen vegetables processed at the Company's Tennessee and California facilities to the other food processors.

E.  WORKERS' COMPENSATION

     The Company is self-insured for workers' compensation claims up to $300,000 each. Provisions for expected future payments are accrued based on the Company's estimate of its aggregate liability for all open claims. The Company has secured its liability for potential workers' compensation claims in the states where they are self-insured by obtaining bonds totaling approximately $2,700,000.

NOTE 10.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     For financial instruments bearing a variable interest rate, it is presumed that recorded book values are reasonable estimates of fair value. For all other financial instruments, the following methods and assumptions are used to estimate fair values:

     Cash and cash equivalents, receivables, accounts payable and accruals - Recorded book values are a reasonable estimate of fair value.

                               UNITED FOODS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                 (CONCLUDED)



NOTE 10.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     Long-term debt - Current market values for debt instruments with fixed interest rates are estimated based on borrowing rates currently available to the Company for loans with similar terms. At February 28, 1997, the estimated fair value of debt instruments with fixed interest rates was approximately $37,353,000 as compared with the carrying value of such instruments of $36,481,000.

     The remaining assets and liabilities of the Company are not considered financial instruments and have not been valued differently than is customary under historical cost accounting.

NOTE 11.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                        (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                                    -----------------------------------------------------
 YEAR ENDED FEBRUARY 28, 1997:          1ST           2ND           3RD           4TH
------------------------------      -----------   -----------   -----------   -----------
Revenues........................... $48,708,000   $42,628,000   $52,669,000   $51,815,000
Gross profit.......................   8,867,000     7,819,000    10,013,000    10,001,000
Income from operations before
  taxes on income..................     159,000        42,000       925,000       382,000
Net income.........................      98,000        26,000       570,000       228,000
EARNINGS PER SHARE OF COMMON
  STOCK AND COMMON STOCK
  EQUIVALENTS:
  Net income.......................         .01           .00           .05           .02

 YEAR ENDED FEBRUARY 29, 1996:
------------------------------
Revenues........................... $44,819,000   $39,885,000   $52,847,000   $54,163,000
Gross profit.......................   9,176,000     7,396,000     8,483,000    11,316,000
Income (loss) from operations
  before taxes on income
  (benefit)........................     523,000      (914,000)   (1,147,000)      504,000
Net income (loss)..................     316,000      (552,000)     (712,000)      288,000
EARNINGS (LOSS) PER SHARE OF
  COMMON STOCK AND COMMON STOCK
  EQUIVALENTS:
Net income (loss)..................         .03          (.05)         (.06)          .03

     As discussed in Note 8, the Company recorded a charge to operations of $829,000 ($507,000, or $.05 per share, effect on after-tax net income) in the fourth quarter of 1997 related to a new unqualified supplemental retirement plan.

     In addition, as discussed under "Product Introduction and Marketing Costs" in the Summary of Accounting Policies, the Company began expensing such costs in February 1997, the effect of which was to decrease after-tax net income for fiscal 1997 by $551,000, or $.05 per share.